THT Heat Transfer Technology, Inc.
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

January 14, 2013

By EDGAR Transmission and by Hand Delivery
Rufus Decker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
File No. 1-34812

Dear Mr. Decker:

On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 28, 2012, providing the Staff’s comments with respect to the above referenced Form 10-K and 10-Q.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Make Good Escrow Agreement, Page F-24

1.

We note your response to comment one from our letter dated October 4, 2012. We note that you provided your SAB 99 analysis as of December 31, 2010, December 31, 2011, and September 30, 2012 as well for the year ended December 31, 2010, the year ended December 31, 2011, and the nine-month period ended September 30, 2012. Please revise your SAB 99 analysis to also address the impact on your 2011 and 2012 quarterly periods, including the estimated impact on the three month period ended December 31, 2012.

THT Heat Transfer Technology, Inc.
January 14, 2013

THT Response: The following table sets forth the impact on our financial statements for the periods indicated.

Pursuant to the estimated shortfall of shares amounting to 184,935 shares as calculated by an independent valuer using the Monte Carlo model, we have assessed the impact on the quarterly condensed consolidated financial statements as detailed below:

Share price as at March 31, 2011	USD3.63
Marked to market loss for the 3-month period ended	USD61,029
Total assets	USD75,232,548
Percentage as to total assets	0.08%

Share price as at June 30, 2011	USD3.54
Marked to market gain for the 3-month period ended	USD16,644
Total assets	USD79,152,372
Percentage as to total assets	0.02%

Share price as at September 30, 2011	USD1.90
Marked to market gain for the 3-month period ended	USD303,293
Total assets	USD91,424,721
Percentage as to total assets	0.33%

Share price as at December 31, 2011	USD0.91
Marked to market gain for the 3-month period ended	USD183,086
Total assets	USD99,810,278
Percentage as to total assets	0.18%

For assessing the impact in 2012, we have used the estimated number of shares to be paid out (341,410 shares) using the actual shortfall net income pro-rated by the number of shares held in escrow.

THT Heat Transfer Technology, Inc.
January 14, 2013

Share price as at March 31, 2012	USD1.42
Marked to market loss for the 3-month period ended	USD174,119
Total assets	USD97,058,938
Percentage as to total assets	0.18%

Share price as at June 30, 2012	USD1.86
Marked to market loss for the 3-month period ended	USD150,221
Total assets	USD103,917,252
Percentage as to total assets	0.14%

Share price as at September 30, 2012	USD0.91
Marked to market gain for the 3-month period ended	USD324,340
Total assets	USD114,255,445
Percentage as to total assets	0.28%

Share price as at December 31, 2012	USD1.18
Marked to market loss for the 3-month period ended	92,181
Total assets	119,614,468
Percentage as to total assets	0.08%

2.

Please tell us the current status of the escrow arrangement, including whether any required shares have been issued to the private placement shareholders. If they have been issued, please tell us when they were issued and the corresponding fair value of the shares at the time of being issued.

THT Response: The Company decided to release certain shares to the private placement shareholders pursuant to the escrow arrangement. The shares have not been issued. We will inform the Staff when they have been issued and the corresponding fair value of the shares at the time of being issued.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

THT Heat Transfer Technology, Inc.
January 14, 2013

Sincerely,

THT Heat Transfer Technology, Inc.

By:/s/ Zhigang Xu
Zhigang Xu
Chief Financial Officer

Copies to:	Louis A. Bevilacqua, Esq.
Fang Liu, Esq.